Open Box Buy Corporation

ANNUAL REPORT

Open Box Buy Corporation
2896 Carmelo Drive
Henderson, NV 89052
www.openboxbuyonline.com

This Annual Report is dated May 12, 2020.

BUSINESS

Open Box Buy Corporation (OBB) is a company focused on developing a number of deep discount retail stores dedicated to selling brand name open box and refurbished electronics, TVs, Computer/Laptops, large appliances, small kitchen appliances, toys, mattresses, as well as indoor and outdoor furniture. The founder of OBB has a history of performance and was able to show great results with its short period of operation. We wish to focus on showrooms that are between 30,000 and 50,000 square feet that are located within power retail centers near national retailers with high traffic and clear visibility.

Previous Offerings

Between February 27, 2019 and April 27, 2020, we sold $106,746.00 with Convertible Promissory Notes under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Type of security sold: Debt
Final amount sold: $35,000.00
Use of proceeds: Working Capital
Date: August 31, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $500.00
Number of Securities Sold: 500,000
Use of proceeds: These were my first shares I issued myself, Rich Marino, at company startup for $500 worth of assets which I had contributed to the company. This was done at the par value of $0.001 per share.
Date: August 21, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

How long can the business operate without revenue:

The company, in the current stage, can operate for at least a year or more by raising the funding goal of $107,000. At this time, the biggest expense is the rental costs of approximately $3,500 per month for warehousing all of the store's assets. Some contract labor costs, legal, and accounting fees are related to further money raises, however they are only accrued once we have identified and have some level of commitment to funding the company either in equity, debt, or a combination of the two. In order to open the first new store location, further monies will need to be and are expected to be raised in additional offerings which the company is already now pursuing with high net-worth, private money sources as well as more institutional types of resources. It typically takes about $1 Million up to $1.5 Million to open a store however the first store won't require as much capital because the Company already owns all of the assets needed to build out and fully operate a 35,000 square foot store now. These assets already owned by the Company include shelving, displays, signage, warehouse shelving, equipment, computers, point of sale system, inventory control system, office furniture, labeling equipment, printers, cash registers, shopping carts, and everything else to open a turn-key store. This saves the company up to $500,000 of startup costs for the first store. The crowdfunding raise will give us the seed money necessary to acquire a newly leased retail space, move into the space, set up the store, and for the hiring and training of staff to operate the store as well as the legal and accounting costs attributable to the next rounds of funding coming into the Company from resources outside of the Crowdfunding campaign. However if for some reason the Company can not raise enough additional funds from an outside source in addition to the crowdfunding raise, the Company can initially choose to not open a retail store location instead focusing all efforts on the sales of products strictly online through eBay, Amazon, Craigslist, and other internet marketplaces. In this worst-case scenario, the Company would then redirect the majority of the funds from the crowdfunding towards inventory purchases as the overhead for operating the online sales model is minimal with only warehouse rent, utilities, and a couple of support staff to help run a successful online operation.

Foreseeable major expenses based on projections:

The first major expenses come in the form of paying off the short term debt principal. The next biggest expenses will come in the form of the lease deposits, legal, and other costs associated with the lease and acquisition of the new store location. Tenant improvements are expected to be included in the lease terms and covered mostly by the new landlord, however, the company will incur moving and store setup costs as well as hiring and employee training costs before we open the location for generating sales revenues. We will mitigate some of these costs by generating retail sales online through eBay and Amazon and further developing our new wholesale division during the time we are setting up the new brick and mortar retail location.

Future operational challenges:

The first challenge that is facing the company in the most immediate future stems from the lease, build-out, and set up of the new store location. Initially it is timeconsuming to negotiate out the lease terms for an anchor tenancy property. Once the lease terms have been agreed upon and executed, the tenant improvements begin and absorb more time especially due to the size of the space. At this point, the property is ready for move-in costing additional time and money now with labor for setting up the retail showroom as well as ordering, receiving, processing, pricing, and merchandising all of the new inventory.

Future challenges related to capital resources:

The only real capital resource challenge facing the company is maintaining enough free capital for purchasing new inventory adequate to keep up with customer demand. Keeping enough product on the shelves in order to satisfy the consumers is very cash demanding because all purchases in the deep discount secondary market must be paid upfront in cash as there are no credit terms offered by suppliers on liquidated products. It is for this very reason that the company is able to acquire products at such a deeply discounted cost.

Future milestones and events:

Every time the company opens a new store location, the capital expenditures are heavily front end loaded by large inventory purchases and labor costs directly related to receiving, processing, pricing, and merchandising the store with this inventory. Once the store is fully stocked, the costs for maintaining the inventory levels go down dramatically to only covering replacing the inventory as it sells. So the net profit for the first year of operations is far lower due to these costs as compared to the subsequent years of operating the same location. So as the company grows to more and more locations, the company keeps rolling profits into expanding into more stores. However, we anticipate that once each store is in its' second year of sales the net income margins increase dramatically going forward as the store will have established its' full inventory levels which we expect to bring the labor costs down significantly. The company expects to grow regionally and eventually nationally. This aggressive growth pattern will require reinvestment of cash resources heavily into expanding the company footprint into each new location with the bulk of the expenditures going into assets such as inventory.

Liquidity and Capital Resources

The company has approximately $11,000 cash on hand and $92,000 worth of inventory to sell as well as a revolving line of credit for inventory with Royal Union.

Debt

Creditor: Royal Union
Amount Owed: $88,000.00
Interest Rate: 10.0%
Maturity Date: June 30, 2019

Creditor: Rich Marino
Amount Owed: $47,184.80
Interest Rate: 6.0%
Maturity Date: December 31, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Richard Marino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO and Director
Dates of Service: August 21, 2018 - Present
Responsibilities: Responsible for managing all activities for the company and concept. Including Sales, accounting, fundraising, real estate acquisitions, lease negotiations, buying products, managing the store, managing the product refurbishment center, managing vendors and relationships, accounts payable, investments, loans, handling lenders investors needs

Other business experience in the past three years:

Employer: Big Deer Holdings LLC DBA: Open Box Buy
Title: President/CEO/Managing Member
Dates of Service: November 01, 2012 - August 03, 2017
Responsibilities: Responsible for managing all activities for the company and concept. Including Sales, accounting, fundraising, real estate acquisitions, lease negotiations, buying products, managing the store, managing the product refurbishment center, managing vendors and relationships, accounts payable, investments, loans, handling lenders investors needs

Other business experience in the past three years:

Employer: Open Box Buy LLC DBA: Open Box Buy
Title: President/CEO/Managing Member
Dates of Service: August 04, 2017 - August 20, 2018
Responsibilities: Responsible for managing all activities for the company and concept. Including Sales, accounting, fundraising, real estate acquisitions, lease negotiations, buying products, managing the store, managing the product refurbishment center, managing vendors and relationships, accounts payable, investments, loans, handling lenders investors needs

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Richard Marino	450,000 shares		90.00%

RELATED PARTY TRANSACTIONS

Name of Entity: Rich Marino
Relationship to Company: Director
Nature / amount of interest in the transaction: The note bears interest of 6%, accrued annually in arrears, with the balance due at maturity on December 31, 2020..
Material Terms: The proceeds have been used for working capital related expenses

OUR SECURITIES

The Company has authorized Common Stock, and Convertible Promissory Notes.

Common Stock

The amount of security authorized is 50,000,000 with a total of 500,000 outstanding.

Voting Rights

Each Stockholder shall have one vote for every share of stock having voting rights registered in his name on the record date for the meeting. The Company shall not have the right to vote treasury stock of the Company, nor shall another corporation have the right to vote its stock of the Company if the Company holds, directly or indirectly, a majority of the shares entitled to vote in the election of directors of such other corporation. Persons holding stock of the Company in a fiduciary capacity shall have the right to vote such stock. Persons who have pledged their stock of the Company shall have the right to vote such stock unless in the transfer on the books of the Company the pledgor expressly empowered the pledgee to vote such stock. In that event, only the pledgee, or his proxy, may represent such stock and vote thereon. A plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all elections and, except when the law or Articles of Incorporation require otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all other matters. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class. The Stockholders may vote by voice vote on all matters. Upon demand by a Stockholder entitled to vote, or his proxy, the Stockholders shall vote by ballot. In that event, each ballot shall state the name of the Stockholder or proxy voting, the number of shares voted and such other information as the Company may require under the procedure established for the meeting.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Convertible Promissory Notes

The security will convert into Common stock and the terms of the Convertible

Promissory Notes are outlined below:
Amount outstanding: $0.00
Maturity Date: December 31, 2020
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: 3,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Open Box Buy Corporation

By   Richard Marino

     Name :   ____Richard Marino_____

     Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Richard Marino, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.

_____/s/Richard Marino
Principal Executive Officer

I, Richard Marino, the Founder and CEO of the Open Box Buy Corporation, hereby certify that the financial statements of the Open Box Buy Corporation and notes thereto for the periods ending December 31, 2018 and December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information to be reported on our federal income tax returns.

Open Box Buy Corporation has not yet filed tax returns for the year 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 15, 2020.

_____ (Signature)

_____Founder and CEO_____ (Title)

_____April 15, 2020_____ (Date)

Open Box Buy Corporation

FINANCIAL STATEMENT
(UNAUDITED)

AS OF AND FOR THE YEARS ENDING
December 31, 2018 and December 31, 2019

Open Box Buy Corporation
Index to Financial Statement
(unaudited)

Open Box Buy Corporation
BALANCE SHEET
As Of December 31, 2018 and December 31, 2019
(unaudited)

	As of Dec 31, 2019	As of Dec 31, 2018 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Cash	5,911.68	2,406.58
StartEngine Escrowed Funds	7,896.66	0.00
Total Bank Accounts	$ 13,808.34	$ 2,406.58
Other Current Assets		
Inventory	91,779.00	50,000.00
Total Other Current Assets	$ 91,779.00	$ 50,000.00
Total Current Assets	$ 105,587.34	$ 52,406.58
Fixed Assets		
Retail Displays, Fixtures, Shelving, Warehouse, and Equipment	413,500.00	413,500.00
Accumulated Depreciation	-70,885.72	-17,721.43
Total Retail Displays, Fixtures, Shelving, Warehouse, and Equipment	$ 342,614.28	$ 395,778.57
Total Fixed Assets	$ 342,614.28	$ 395,778.57
Other Assets		
Security Deposits Asset	5,200.00	0.00
Total Other Assets	$ 5,200.00	$ 0.00
TOTAL ASSETS	$ 453,401.62	$ 448,185.15
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Marino Short Term Loan	47,184.80	13,396.00
Other Short Term Loans	88,000.00	35,000.00
Total Other Current Liabilities	$ 135,184.80	$ 48,396.00
Total Current Liabilities	$ 135,184.80	$ 48,396.00
Long-Term Liabilities		
Start Engine Convertible Notes	81,686.00	0.00
Total Long-Term Liabilities	$ 81,686.00	$ 0.00
Total Liabilities	$ 216,870.80	$ 48,396.00
Equity		
Retained Earnings	-63,710.85	0.00
Rich Marino Equity	463,500.00	463,500.00
Net Income	-163,258.33	-63,710.85
Total Equity	$ 236,530.82	$ 399,789.15
TOTAL LIABILITIES AND EQUITY	$ 453,401.62	$ 448,185.15

Open Box Buy Corporation
Statement of Operations
As of and for the years ending
December 31, 2018 and December 31, 2019
(unaudited)

	Jan - Dec 2019		Jan - Dec 2018 (PY)	
Income				
Sales		12,906.24		0.00
Total Income	$	**12,906.24**	$	**0.00**
Gross Profit	$	**12,906.24**	$	**0.00**
Expenses				
General and Administrative		123,000.31		45,989.42
Depreciation Expense		53,164.29		17,721.43
Total Expenses	$	**176,164.60**	$	**63,710.85**
Net Operating Income	-$	**163,258.36**	-$	**63,710.85**
Net Income	-$	**163,258.36**	-$	**63,710.85**

Open Box Buy Corporation
Statement of Stockholders Equity
As of and for the years ending
December 31, 2018 and December 31, 2019

(unaudited)

	Common	Stock	Paid In Capital in Excess of Par	Accumulated Earnings	Total Stockholders Equity
	Shares	Amount			
Inception (August 21, 2018)	-	-	-	-	-
Issuance of Founders Shares at Par Value $0.001	500,000	$ 500.00	$463,000.00		$463,500.00
Distribution	-	-	-	-	-
Net Income (Loss)	-	-	-	-$ 63,710.85	-$ 63,710.85
Balance at December 31, 2018	-	-	-	-	**$399,789.15**
	-	-	-	-	-
Issuance of Founders Shares at Par Value $0.001	-	$ -	$ -		$ -
Distribution	-	-	-	-	-
Net Income (Loss)	-	-	-	-$163,258.36	-$163,258.36
Balance at December 31, 2018	-	-	-	-	**$236,530.79**

Open Box Buy Corporation
Statement of Cash Flows
As of and for the years ending
December 31, 2018 and December 31, 2019

(unaudited)

	Jan - Dec 2019	Jan - Dec 2018 (PY)
OPERATING ACTIVITIES		
Net Income	-163,258.33	-63,710.85
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	-41,779.00	-50,000.00
Marino Short Term Loan	33,788.80	13,396.00
Other Loans	53,000.00	35,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 45,009.80	-$ 1,604.00
Net cash provided by operating activities	-$ 118,248.53	-$ 65,314.85
INVESTING ACTIVITIES		
Retail Displays, Fixtures, Shelving, Warehouse, and Equipment:Accumulated Depreciation	0.00	-413,500.00
Accumulated Depreciation	53,164.29	17,721.43
Security Deposits Asset	-5,200.00	0.00
Net cash provided by investing activities	$ 47,964.29	-$ 395,778.57
FINANCING ACTIVITIES		
Rich Marino Equity	0.00	463,500.00
Start Engine Convertible Notes	81,686.00	0.00
Net cash provided by financing activities	$ 81,686.00	$ 463,500.00
Net cash increase for period	$ 11,401.76	$ 2,406.58
Cash at beginning of period	2,406.58	0.00
Cash at end of period	$ 13,808.34	$ 2,406.58

NOTE 1 – NATURE OF OPERATIONS

Open Box Buy Corporation was formed on August 21, 2018 ("Inception") in the State of Nevada. The balance sheet of Open Box Buy Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Henderson, Nevada.

Open Box Buy Corporation (OBB) is a company focused on developing a number of deep discount retail stores dedicated to selling brand name open box and refurbished electronics, TVs, Computer/Laptops, small kitchen appliances, toys, mattresses, as well as indoor and outdoor furniture. The company doesn't plan to focus on retail clothing at the stores. We focus on showrooms that are between 30,000 and 50,000 square feet that are located within power retail centers near national retailers with high traffic and clear visibility. We expect to open our first store in 2020 and expand to 10 stores within the next 3-5 years. We are also an experienced Power Seller on both Amazon and eBay with approximately 15% of our gross sales coming from these online marketplaces. In late 2019 the company began a "soft launch" of a wholesale division in order to leverage the buying relationships of the founder creating a new stream of revenue for the company while building the retail operation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, national retailer competition, or changes in local governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from retail sales transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – DEBT

Since inception, the Company has a Promissory Note to Royal Union Nevada LLC in the amount of $80,000. The note bears interest of 10%, accrued monthly in arrears, with the balance due at maturity on June 30, 2020. The proceeds were used to pay for all of the costs associated with the Crowdfunding campaign, rent, and other working capital related expenses.

Since inception, the Company has a Promissory Note to Rich Marino in the amount of $47,184.80. The note bears interest of 6%, accrued annually in arrears, with the balance due at maturity on December 31, 2021. The proceeds have been used for working capital related expenses.

Since inception, the Company has a Promissory Note to Eric Luis in the amount of $10,000. The note bears interest of 10%, accrued monthly in arrears, with the balance due at maturity on September 8, 2020. The proceeds have been used for working capital related expenses.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.001. The company has issued 500,000 shares of this common stock as of the date of these financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS

Since inception, the Company has a Promissory Note to Rich Marino in the amount of $47,184.80. The note bears interest of 6%, accrued annually in arrears, with the balance due at maturity on December 31, 2020. The proceeds have been used for working capital related expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 and there have been no other events or transactions during this time that would have a material effect on the balance sheet.